As filed with the SEC on May 15, 2003

U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 000-24778
NOTIFICATION OF LATE FILING

[X] Form 10-QSB

For the Quarterly Period Ended March 31, 2003

Part I Registrant Information

Full Name of Registrant: ADS Media Group, Inc.

Address of Principal Executive Office (Street and Number)

3811 Bee Cave Road
Suite 210
Austin, Texas 78746

Part II Rules 12b-25(b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject Report on Form 10-QSB will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III Narrative

The Report on Form 10-QSB for ADS Media Group, Inc., for the quarterly period ended March 31, 2003, is due to be filed on May 15, 2003. The company needs additional time to integrate the accounting systems of its newly acquired business with its existing systems and to complete its review of its balance sheet, to file an accurate quarterly report. The company expects that its Form 10-QSB will be filed by May 20, 2003.

Part IV Other Information

(1) Name and telephone number of person to contact in regard to this information.
Lee Polson	(512) 499-3600

(2)       Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes	[ ] No

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes	[ ] No

During the first quarter of 2003, the company acquired all of the outstanding common stock of Alternative Delivery Solutions, Inc., and changed the company's name from National Health & Safety Corporation to ADS Media Group, Inc. The acquisition is described in the company's report on Form 8-K dated January 30, 2003. As a result of the acquisition, the company's business plan changed completely. The company discontinued all of its former business lines and has concentrated on the newly acquired business, which provides turnkey direct marketing support services, with an emphasis on alternate (i.e., door to door) delivery.

As a result of the acquisition and change of its business, the company's operating results for the first quarter of 2003 are not readily comparable to its business in the first quarter of 2002. In the first quarter of 2002, the company reported total revenue of $3,007 and an operating loss of $217,061. The company expects that its unaudited financial statements for the first quarter of 2003 will report total revenues from its newly acquired marketing business of approximately $115,000 and a net loss of approximately $372,000. The higher operating loss is mainly due to merger related costs, including professional fees. Because the company is still in the process of integrating the accounting system of the newly acquired business with its existing system, the company cannot yet make a more detailed estimate of its results of operations. The company expects to file its 10-QSB for the first quarter by May 20, 2003.

Signatures

ADS Media Group, Inc., has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADS Media Group, Inc.

Date: May 15, 2003	_/s/ Clark R. Doyal______________________
Clark R. Doyal, President